FORM 6-K

Exhibit 99.1

EVAXION A/S

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

EVAXION A/S

Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss

		Three Months Ended June 30,		Six Months Ended June 30,
		2026	2025	2026	2025
	Note	(USD in thousands, except per share amounts)
Revenue	5	$-	$37	$-	$37
Research and development		(2,334)	(2,165)	(4,631)	(4,321)
General and administrative		(1,512)	(2,212)	(3,034)	(3,924)

Operating loss		(3,846)	(4,340)	(7,665)	(8,208)
Finance income	9	147	546	405	3,039
Finance expenses	9	(234)	(1,232)	(519)	(1,629)

Net loss before tax		(3,933)	(5,026)	(7,779)	(6,798)

Income tax benefit		204	195	420	387

Net loss for the period		$(3,729)	$(4,831)	$(7,359)	$(6,411)

Net loss attributable to shareholders of Evaxion A/S		$(3,729)	$(4,831)	$(7,359)	$(6,411)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		—	(45)	—	(78)
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Exchange differences on currency translation to presentation currency		(34)	714	(352)	597

Other comprehensive (loss)/ income for the period, net of tax		$(34)	$669	$(352)	$519

Total comprehensive loss		$(3,763)	$(4,162)	$(7,711)	$(5,892)

Total comprehensive loss attributable to shareholders of Evaxion A/S		$(3,763)	$(4,162)	$(7,711)	$(5,892)

Loss per share – basic and diluted		$(0.01)	$(0.02)	$(0.02)	$(0.03)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION A/S

Unaudited Condensed Consolidated Interim Statements of Financial Position

		June 30, 2026	December 31, 2025
		(USD in thousands)
ASSETS	Note
Non-current assets
Property and equipment, net		$2,920	$3,322
Tax receivables, non-current		418	—
Leasehold deposits, non-current		184	185
Total non-current assets		3,522	3,507

Current assets
Prepayments and other receivables		1,020	801
Tax receivables, current		838	866
Cash and cash equivalents		14,000	23,234
Total current assets		15,858	24,901
TOTAL ASSETS		$19,380	$28,408

EQUITY AND LIABILITIES
Share capital	10	$15,791	$15,791
Other reserves		127,343	127,492
Accumulated deficit		(133,603)	(126,244)
Total equity		9,531	17,039

Non-current liabilities
Lease liabilities, non-current		1,442	1,607
Borrowings, non-current	7	5,121	5,347
Provisions		153	158
Total non-current liabilities		6,716	7,112

Current liabilities
Lease liabilities, current		352	360
Derivative liability	6	146	287
Borrowings, current	7	190	190
Trade payables		1,592	2,186
Other payables		853	1,234
Total current liabilities		3,133	4,257
Total liabilities		9,849	11,369
TOTAL EQUITY AND LIABILITIES		$19,380	$28,408

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION A/S

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

			Other reserves
	Note	Share capital	Share premium	Share-based payments reserve	Foreign currency translation reserve	Accumulated deficit	Total equity
		(USD in thousands)
Equity at December 31, 2025		$15,791	$120,731	$9,991	$(3,230)	$(126,244)	$17,039
Net loss for the period		—	—	—	—	(7,359)	(7,359)
Other comprehensive income		—	—	—	(352)	—	(352)
Share-based compensation	8	—	—	203	—	—	203

Equity at June 30, 2026		$15,791	$120,731	$10,194	$(3,582)	$(133,603)	$9,531

			Other reserves
	Note	Share capital	Share premium	Share-based payments reserve	Foreign currency translation reserve	Accumulated deficit	Total equity
		(USD in thousands)
Equity at December 31, 2024		$10,516	$95,942	$14,022	$(3,595)	$(118,537)	$(1,652)
Net loss for the period		—	—	—	—	(6,411)	(6,411)
Other comprehensive income		—	—	—	519	—	519
Share-based compensation	8	—	—	131	—	—	131
Issuance of shares for cash	10	1,307	16,521	—	—	—	17,828
Non-cash effect from issue of investor warrants classified as derivative liability	6	—	(2,432)	—	—	—	(2,432)
Transaction costs		—	(1,757)	—	—	—	(1,757)
Forfeited warrants		—	207	(207)	—	—	—
Reclassification SBC reserve		—	4,145	(4,145)	—	—	—

Equity at June 30, 2025		$11,823	$112,626	$9,801	$(3,076)	$(124,948)	$6,226

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION A/S

Unaudited Condensed Consolidated Interim Statements of Cash Flows

	Six Months Ended
	June 30,
	2026	2025
	(USD in thousands)
Operating activities:
Net loss for the period	$(7,359)	$(6,411)
Adjustments for non-cash items:
Reversal of finance income	(405)	(3,039)
Reversal of finance expense	519	1,629
Reversal of tax charge	(420)	(387)
Tax credit schemes accounted for as grants	—	(2)
Share-based compensation	203	97
Depreciation	304	300
Changes in working capital:
Receivables	51	136
Prepayments	(280)	(687)
Contract liabilities	(35)	(22)
Trade payables, accrued expenses and other payables	(928)	(223)
Exchange rate translation effects on working capital	52	25
Cash flow used in operations	(8,298)	(8,584)
Interest received	57	109
Interest paid	(22)	(25)
Income taxes received	—	776
Net cash used in operating activities	(8,263)	(7,724)
Investing activities:
Payment of non-current financial assets – leasehold deposits	(4)	(3)
Net cash used in investing activities	(4)	(3)
Financing activities:
Proceeds from issuance of shares and exercise of warrants	—	16,071
Repayment of borrowings	(285)	(308)
Leasing installments	(184)	(170)
Net cash (used in)/ provided by financing activities	(469)	15,593
Net (decrease)/ increase in cash and cash equivalents	(8,736)	7,866
Cash and cash equivalents at January 1	23,234	5,952
Exchange rate adjustments on cash and cash equivalents	(498)	928
Cash and cash equivalents at June 30	$14,000	$14,746

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Note 1. General company information

Evaxion is a pioneering TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel vaccine candidates for cancer and infectious diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of 40+ experts covers the entire value chain from target discovery to clinical development.

We have developed a clinical pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

Unless the context otherwise requires, references to the “Company,” “Evaxion,” “we,” “us,” and “our”, refer to Evaxion A/S and its subsidiaries.

Evaxion is a public limited liability company incorporated and domiciled in Denmark with its registered office located at Dr. Neergaards Vej 5F, DK-2970 Hørsholm, Denmark.

The unaudited condensed consolidated interim financial statements of Evaxion A/S and its subsidiaries (collectively, the “Group”) for the three and six months ended June 30, 2026, and 2025, were approved, and authorized for issuance, by the Board of Directors on August 19, 2026.

Note 2. Liquidity and Going concern assessment

Management and the Board of Directors have assessed the Company’s ability to continue as a going concern and believe the Company has adequate resources to meet its obligations in the foreseeable future, and are confident that the Company will continue its operations for at least the next 12 months, and with our current strategic plans and forecasted cash burn, we have sufficient cash to finance operations into second half of 2027.

Accordingly, the condensed consolidated interim financial statements have been prepared on a going concern basis in accordance with applicable accounting standards.

We have considered potential risks and uncertainties, including market conditions, economic factors, and liquidity needs. After reviewing the Company’s financial forecast and access to capital, the Board does not anticipate material uncertainties that would cast significant doubt on the Company’s ability to continue as a going concern.

The Company monitors its funding situation closely to ensure that it has access to sufficient liquidity to meet its forecast cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities to identify liquidity risk. This enables Management and the Board of Directors to prepare for new financing transactions and/or adjust the cost base accordingly.

The Company's plan is to balance the funding of cash needs through capital market transactions, such as public offerings, at-the-market (“ATM”) program, warrant exercises or other capital sources in case this is not covered by income from potential collaborations or licenses, thus assuring continued going concern.

On October 3, 2022, we entered into a Capital on Demand™ Sales Agreement, or the Sales Agreement, with JonesTrading Institutional Services LLC, or JonesTrading, pursuant to which we may sell from time to time, at our option, ADSs representing ordinary shares through or to JonesTrading, as sales agent or principal.

December 10, 2025, the Company filed a prospectus supplement to the Prospectus Supplement dated March 26, 2025, and Prospectus dated March 24, 2025. As of the date hereof, the aggregate market value of the Company’s ordinary shares represented by ADSs held by non-affiliates (“public float”), calculated in accordance with General Instruction I.B.5 of Form F-3 under the Securities Act of 1933, as amended, was approximately $75.9 million, which was calculated based on 344,711,416 ordinary shares (which would be represented by 6,894,228 ADSs) outstanding and held by non-affiliates as of November 4, 2025, at a price of $11.01 per ADS as of October 15, 2025, which was the highest closing price of the ADSs on The Nasdaq Capital Market within 60 days of the filing of this Prospectus Supplement.

The Company filed the Prospectus Supplement to amend the Prospectus to update the public float, and indicate that, because the public float is above $75.0 million, the Company is no longer subject to the sales limitations of General Instruction I.B.5 of Form F-3 with respect to the Registration Statement of which the Prospectus, as amended by the Prospectus Supplement, forms a part. Since the filing of the Registration Statement, the Company has sold $4,472,175.80 of ADSs pursuant to the Sales Agreement. Accordingly, because the Company no longer is subject to the sales limitations of General Instruction I.B.5, they may offer and sell up to an additional $45.52 million of ADSs pursuant to the Sales Agreement and Prospectus.

Note 3. Summary of significant accounting policies

Basis of preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with IFRS Accounting Standards (IFRS) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2025, and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 4.

The accounting policies applied are consistent with the accounting policies as outlined in the basis of presentation section included in Note 3 of the audited financial statements as of and for the year ended December 31, 2025.

New and amended standards and interpretations

In May 2024, the IASB issued amendments to IFRS 9, "Financial Instruments," and IFRS 7, "Financial Instruments: Disclosures" (the "Amendments"), addressing the classification and measurement of financial instruments. The Amendments were issued in response to the IASB's post-implementation review of IFRS 9's classification and measurement requirements and are intended to clarify and add guidance on several specific issues that arose from that review. They apply to annual reporting periods beginning on or after January 1, 2026. The Amendments:

●

clarify the existing requirements for the recognition and derecognition of financial assets and financial liabilities, including an accounting policy choice to derecognize financial liabilities settled using an electronic payment system before the settlement date.

●

provide guidance on assessing whether the contractual cash flows of a financial asset are solely payments of principal and interest (“SPPI”), including instruments with environmental, social and corporate governance (“ESG”)-linked or other contingent features.

●	clarify how non-recourse assets and contractually linked instruments (“CLI”) should be treated, including how to perform the SPPI assessment and apply the CLI requirements to these instruments.
●	require additional disclosures for instruments with contingent contractual terms and for equity instruments designated at fair value through other comprehensive income.

The Company has evaluated this amendment and determined that it had no impact on its operations or interim condensed consolidated financial statements for the period ended June 30,2026.

Standards issued but not yet effective

The following standards and interpretations which were issued but were not yet effective on June 30, 2026, and have not been adopted for these consolidated financial statements, including:

●	IFRS 18 Presentation and Disclosure in Financial Statements ( January 1, 2027)

The Company expects to adopt these standards, updates and interpretations when they become mandatory. These standards are not expected to have a significant impact on disclosures or amounts reported in the Company’s financial statements in the period of initial application and future reporting periods.

Note 4. Significant accounting judgements, estimates, and assumptions

In the application of its accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting judgments and estimation uncertainties that are required in the annual consolidated financial statements, and therefore, should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2025.

Significant accounting estimates made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our unaudited condensed consolidated financial statements relate to going concern, liability-classified warrants and share-based compensation. See Note 2 above and Notes 6 and 8 below for additional information regarding derivative liability and share-based compensation, respectively.

There have been no other changes to the application of critical accounting judgments, or estimation uncertainties regarding accounting estimates.

Note 5. Revenue

During the three and six months ended June 30, 2026, no revenue has been recognized.

In June 2025, the Gates Foundation awarded the Company a grant of $0.1 million to help the world eradicate polio (poliomyelitis) by exploring design options for a new and unique vaccine. During the three and six months ended June 30, 2025, the Company recognized a nominal amount of grant revenue related to the Gates Foundation Grant.

Note 6. Financial instruments and risk management

Financial risk management and risk management framework

In terms of financial risks, the Company has exposure to liquidity risk and market risk comprising foreign exchange risk. This note presents information about the Company’s exposure to each of the above risks together with the Company’s objectives, policies and processes for measuring and managing risks. The Company’s Board of Directors monitors each of these risks on a regular basis and implements policies as and when they are required. Details of the current risk management policies are provided below.

Liquidity risk

As of the date of the condensed consolidated interim financial statements the Company, and based on the Company’s current financial position, available funding, and projected cash flows, Management and the Board are confident that the Company will have sufficient funds available to finance operations into second half of 2027. Additionally, refer to Note 2 for further discussion of the Company’s liquidity.

Market risk

Market risk is the risk that the fair value or future cash flow of a financial instrument will fluctuate because of changes in market prices. The type of market risk that impacts the Company is currency risk. The Company does not currently have any loans or holdings that have a variable interest rate. Accordingly, the Company is not exposed to material interest rate risk.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The primary exposure derives from the Company’s operating expenses paid in foreign currencies, mainly USD. This exposure is known as transaction exposure. Any reasonable or likely movements in foreign exchange rates would not have a material impact on the Company’s operating results. The Company’s policy for managing foreign currency risks is to convert cash received from financing activities to currencies consistent with the Company’s expected cash outflows.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument, leading to a financial loss for the Company. The Company’s exposure to credit risk is limited to deposits with banks with high credit ratings. Accordingly, the Company does not have material credit risk and no provision for credit risk is recognized.

Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company raises capital from the issue of equity, grants, licensing or borrowings. On a regular basis, management receives financial and operational performance reports that enable management to assess the adequacy of resources on hand and the Company’s liquidity position to determine future financing needs. For further information on financing needs refer to Note 2.

Fair values

Financial instruments measured at fair value in the unaudited condensed consolidated financial statements of financial position are grouped into three levels of fair value hierarchy. This grouping is determined based on the lowest level of significant input used in fair value measurement, as follows:

1.	Level 1 – quoted prices in active markets for identical assets or liabilities.

2.	Level 2 – inputs other than quoted prices included within Level 1 that are observable for the instrument, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

3.	Level 3 – inputs for instruments that are not based on observable market data (unobservable inputs).

The following table summarizes the Company’s financial liabilities, and the category using the fair value hierarchy. Note, the Company did not have any financial assets measured at fair value, as of June 30, 2026, and December 31, 2025.

	June 30, 2026
	Level 1	Level 2	Level 3
	(USD in thousands)
Financial liabilities measured at fair value
2025 Investor Warrants	$—	$—	$146
Total financial liabilities measured at fair value through profit or loss by level	$—	$—	$146
Financial liabilities measured at amortized cost
EIB Loan	$—	$—	$4.687
Loan from lessor	—	—	624
Total financial liabilities measured at amortized cost by level	$—	$—	$5.311

	December 31, 2025
	Level 1	Level 2	Level 3
	(USD in thousands)
Financial liabilities measured at fair value
2025 Investor Warrants	$—	$—	$287
Total financial liabilities measured at fair value through profit or loss by level	$—	$—	$287

Financial liabilities measured at amortized cost
EIB Loan	$—	$—	$4,800
Loan from lessor	—	—	737
Total financial liabilities measured at amortized cost by level	$—	$—	$5,537

As part of the January 2025 Public Offering, the Company issued warrants to all participating investors with an exercise price based on the traded price prevailing as of the issue date. As set out in IAS 32, the warrants were classified as derivative financial instruments due to the exercise price being denominated in a currency other than the Company’s functional currency, and therefore the fixed for fixed criteria was not met. As such, the warrants were deemed derivative liabilities at issuance, and the liability were measured and remeasured at their fair value. The fair value of the 2025 Investor Warrants was determined using a Black-Scholes valuation model, considering relevant inputs, including the expected share price volatility, remaining contractual term, risk-free interest rate and expected dividend.

As announced on May 27, 2025, the Company entered into an amendment to its 2025 Investor Warrants, with approximately 50% of the participating investors. The amendments convert the exercise price per ADS for the 2025 Investor Warrants from $2.71 to DKK 19.15 on average. As the converted awards are no longer settled in foreign currency, the converted warrants now meet the fixed for fixed criteria under IAS 32. This resulted in a change of classification of the awards from liability classification to equity classification. Due to the classification change, the converted portion of the derivative liability was reclassified to other reserves at the time of the amendment.

The following table sets forth the changes to the Company’s derivative liability related to the 2025 Investor Warrants:

Derivative Liability
(USD in thousands)
Carrying amount as of January 1, 2026	$287
Remeasurement of derivative liability	(141)
Carrying amount as of June 30, 2026	$146

EIB warrants

The Company received the proceeds from the drawing of the first tranche of the EIB Loan on February 17, 2022. In connection therewith, EIB received 351,036 EIB Warrants, at an exercise price of DKK 1 per warrant, which vested immediately, pursuant to the terms of a separate warrant agreement, the EIB Warrant Agreement. On October 3, 2024, the Company increased the number of shares issuable from the exercise of the EIB Warrants by 22,091 to 373,127 as an adjustment related to capital issuances that occurred during the year. The EIB Warrants are exercisable at any time after issuance either net in cash or through payment of the exercise price and receipt of shares. Therefore, the warrant liability is recognized in full upon issuance.

The Company issued warrants in connection with the EIB Loan Agreement. The EIB Warrants liability is measured in full upon issuance. The liability is measured initially at its fair value and is subsequently remeasured at the redemption amount. The liability is classified in Level 1 of the fair value hierarchy. The fair value of the warrants issued to EIB is currently lower than the exercise price and for that reason no liability is presented.

As the warrant liability is a non-cash financing cost the amount related to the initial recognition of the warrant liability is not included within the consolidated statements of cash flows.

There has been no change to the Company’s EIB Warrants Liability during the six months ended June 30, 2026.

Note 7. Borrowings

Loan from lessor

In October 2020, the Company entered a lease agreement for approximately 1,357 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. In addition to the ordinary lease payments, the Company obtained financing from DTU Science Park A/S (“DTU”) for rebuilding the laboratory facility and engineering building to match the Company’s needs. The Company will repay the $1.3 million financing at a fixed interest rate of 6% over 8 years. If the lease is terminated due to default by the Company before the outstanding balance, including interest accrued, has been repaid, the remaining balance is due immediately. The finance liability is recorded at amortized cost, which approximates fair value at the time of issuance.

As a result of the structure of the DTU financing this amount is not included as Purchase of property, plant and equipment within the unaudited condensed consolidated interim statements of cash flows. The leasehold improvements recognized will be subject to adjustment when the actual costs incurred are made available from DTU.

EIB loan

In August 2020, the Company entered into a loan agreement with EIB. The Company received proceeds €7.0 million (approximately $7.8 million) on February 17, 2022. The Company will repay the EIB Loan at a fixed interest rate of 3% per annum and a payment-in-kind interest rate of 4% per annum. The loan is amortized to maturity using an effective monthly interest rate of 0.79%. The loan is repayable in full six years after drawing down.

In July 2025, the Company reached an agreement with EIB, where EIB converted €3.5 million of its €7 million loan to Evaxion into equity via a purchase of ordinary Evaxion warrants at a price of $4.87, corresponding to a premium of 89% to the share price by market close the day before the announcement. The conversion was accounted for in accordance with IFRIC 19. Warrants issued as a result of the conversion were equity classified, and as the fair value of the warrants issued are lower than the carrying amount of the converted portion of the EIB loan, a gain upon settlement was recorded. Judgement was utilized in determining certain valuation inputs of the warrants awarded, and changes in these assumptions may affect the estimated fair value.

Borrowings are summarized as follows (in thousands):

	June 30,	December 31,
	2026	2025
Loan from lessor	$624	$737
EIB Loan	4,687	4,800
Total Borrowings	5,311	5,537
Less: Borrowings, current portion	(190)	(190)
Total Borrowings, non-current portion	$5,121	$5,347

Note 8. Share-based payments

Warrant program and amendments

The Company’s Articles of Association allow for the granting of equity compensation, in the form of equity settled warrants, to employees, consultants and Scientific Advisory Board members who provide services similar to employees, members of executive management, and the board of directors. Warrants granted up until 2019 expire on December 31, 2036, warrants granted between 2020 and 2025 expire on December 31, 2031, and warrants granted from 2026 expire 10 years after grant date. As of June 30, 2026, and 2025, the number of warrants as a percentage of outstanding ordinary shares was 3.1% and 4.3%, respectively.

The following schedule specifies the granted warrants:

	Number of	Weighted Average Exercise
	Warrants	Price/Share
Warrants granted as of December 31, 2025	6,734,049	USD 0.17 (1)
Warrants granted	6,544,725	USD 0.09
Warrants forfeited	(397,766)	USD 0.16
Warrants granted as of June 30, 2026 (3)	12,881,008	USD 0.13 (2)
Warrants exercisable as of June 30, 2026	5,867,136	USD 0.62 (2)

	Number of	Weighted Average Exercise
	Warrants	Price/Share
Warrants granted as of December 31, 2024	3,044,794	USD 1.19 (1)
Warrants granted	1,372,407	USD 0.07
Warrants forfeited	(83,662)	USD 0.23
Warrants granted as of June 30, 2025 (3)	4,333,539	USD 0.86 (2)
Warrants exercisable as of June 30, 2025	2,953,561	USD 1.23 (2)

(1)     December 31, 2025, and 2024 end rate used.

(2)     June 30, 2025, and 2026 end rate used.

(3)    Number of warrants exclude non-employee warrants as referred to in Note 6.

Determining the initial fair value and subsequent accounting for equity awards requires significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted. Warrants are granted at the share price on the date of grant, fair value comprises a time value which is significantly affected by the expected life and expected volatility. The expected life of a warrant is based on the assumption that the holder will not exercise until after the equity award is fully vested. Actual exercise patterns may differ from the assumption used herein. The expected volatility is based on peer group data and reflects the assumption that the historical volatility over a period similar to the life of the warrant is indicative of future trends, which may not necessarily be the actual outcome. The peer group consists of listed companies that management believes are similar to the Company in respect to industry and stage of development. Even with objective evidence of the fair value of an ordinary share, small changes in any other individual assumption or in combination with other assumptions could have resulted in significantly different valuations.

The following assumptions have been applied for the warrants issued during the six months ended June 30, 2026, and 2025, respectively:

	Six Months Ended June 30,
	2026	2025
Expected term (in years)	10	5.0 –7.0
Risk-free interest rate	4.27%	3.96% –4.09%
Expected volatility	85%	85%
Share price	$0.06	$0.05

Note 9. Financial income and expenses

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Financial income:
Interest income, bank	$31	$30	$57	$59
Interest income, other	—	—	—	50
Foreign exchange gains	60	208	207	208
Change in fair value of derivative liability	56	308	141	2,722
Total financial income	147	546	405	3,039
Financial expenses:
Interest expenses	(125)	(202)	(252)	(391)
Interest expenses, lease liabilities	(36)	(39)	(72)	(75)
Change in fair value of derivative liability	(-)	(654)	(-)	(724)
Foreign exchange losses	(73)	(337)	(195)	(439)
Total financial expenses	(234)	(1,232)	(519)	(1,629)
Net financial items	$(87)	$(686)	$(114)	$1,410

Note 10. Capital structure and financial matters

Share capital – ordinary shares

The following are changes in the Company’s share capital for the period ended June 30, 2026:

	Number of Ordinary Shares	Share Capital (DKK in thousands)
Share capital, December 31, 2025	417,010,756	104,253
Share capital, June 30, 2026	417,010,756	104,253

Note 11. Commitments and contingencies

Legal proceedings

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its unaudited condensed consolidated interim financial statements.

Note 12. Events after the reporting period

August 19, 2026, the Company sold 505,005 ADSs, representing the Company’s ordinary shares, DKK 0.25 nominal value with each ADS representing fifty (50) ordinary shares, at an average price of $3.1533 per ADS. The ADSs were sold in an at-the-market (ATM) offering pursuant to the terms and subject to the conditions contained in that certain Capital Demand™ Sales Agreement between the Company and Jones Trading Institutional Services LLC dated October 3, 2022. After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $1.5 million.